EXHIBIT 99.1

Brookfield Renewable Announces Quarterly Dividend Rate on Its Series 2 Preference Shares

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, NEWS, Jan. 02, 2018 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today announced the quarterly dividend on Brookfield Renewable Power Preferred Equity Inc.’s floating-rate Class A Preference Shares, Series 2 (“Series 2 Shares”).

The dividend is paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the February 1, 2018 to April 30, 2018 dividend period will be 0.89488% (3.670% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.223720 per share, payable on April 30, 2018.

The Series 2 Shares are listed on the TSX under the trading symbol “BRF.PR.B”.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 16,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over US$265 billion of assets under management.

For more information, please contact:

Media: Claire Holland (416) 369-8236 claire.holland@brookfield.com Investors: Divya Biyani (416) 369-2616 divya.biyani@brookfieldrenewable.com